EXHIBIT 12(a)


                    COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

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

                              Twelve      Three
                              Months      Months
                              Ended       Ended
                              Apr. 3,     Apr. 3,                Year Ended
(millions, except ratios)     1999        1999    1998    1997    1996    1995    1994
                            (unaudited)  (unaudited)

Fixed Charges
Interest and amortization
of debt discount and
expense on all indebtedness   $1,381      $ 333   $1,423  $1,409  $1,365  $1,373  $1,279
  Add interest element
   implicit in rentals           142         36      144     147     121     119     114
                               1,522        369    1,567   1,556   1,486   1,492   1,393
Interest Capitalized               5          1        5       3       5       4       1
Total fixed charges           $1,527      $ 370   $1,572  $1,559  $1,491  $1,496  $1,394

Income
  Income from continuing
  operations                  $1,085      $ 146   $1,072  $1,188  $1,271  $1,025  $  857
  Deduct undistributed
   net income of
   unconsolidated companies       10          1       11     13        8       9      (7)
                               1,075        145    1,061  1,175    1,263   1,016     864
Add
  Fixed charges
  (excluding interest
          capitalized)         1,522        369    1,567  1,556    1,486   1,492    1,393
  Income taxes                   767         92      766    912      834     703      614
   Income before fixed
   charges and
   income taxes               $3,364      $ 606   $3,394 $3,643   $3,583  $3,211  $ 2,871

Ratio of income to
     fixed charges              2.20       1.64     2.16   2.34     2.40    2.15     2.06

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